March 15, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ms. Jeanne Baker
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ms. Meagan Caldwell
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Decker, Ms. Baker, and Ms. Caldwell:

Re:	WMS Industries Inc. Form 10-K for the fiscal year ended June 30, 2005 Form 10-Q for the fiscal quarter ended December 31, 2005* File No. 1-8300

We are responding to your comment letter dated February 22, 2006, addressed to Mr. Brian R. Gamache, President and Chief Executive Officer of WMS Industries Inc. (WMS), regarding our Annual Report on Form 10-K for the fiscal year ended June 30, 2005 (Form 10-K) and our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 (Form 10-Q). To facilitate your review, we have restated your numbered comments immediately preceding our responses.

As indicated in our detailed responses below, we have provided the additional information you requested and described how we propose to prospectively revise our disclosures in future filings of Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2006.

* The caption on your comment letter refers to our Form 10-Q for the fiscal quarter ended September 30, 2005, but the actual staff comment refers to our Form 10-Q for the fiscal quarter ended December 31, 2005.

Form 10-K for the Year Ended June 30, 2005

SEC Staff Comment on Financial Statements - Statements of Operations, page F-5

1.
You disclosed in your MD&A that one of the components which contributed to the increase in selling and administrative expenses was overtime and temporary contract labor for game installs and participation placements. Please tell us how you determined these costs should be included in selling and administrative expenses, rather than as a component of your cost of sales.

2.
You disclosed in your MD&A that depreciation and amortization increased from fiscal 2004 to fiscal 2005 due to the increased level of investment in participation gaming machines for gaming operations. Based on this, it appears as though the depreciation associated with your gaming operations machines is not included as a component of cost of sales. If our understanding is correct, please revise your statements of operations to include in cost of sales the appropriate portion of your depreciation expense associated with your gaming operations machines. Alternatively, parenthetically include in costs of sales line item on the face of your statements of operations, the amount of depreciation expense excluded from your costs of sales, which is included in depreciation and amortization. Refer to SAB Topic 11:B.

WMS Response:

We do, in certain circumstances, install gaming machines sold to customers in select gaming jurisdictions at the customer’s request, even though customers have their own technician staff who often perform installations. We do not charge for installation services and our sales contracts do not provide for deferral of a portion of the sales price until installation is complete. The effort required of us to install these machines is inconsequential. For participation gaming machines, we own the gaming machines and, as such, we are generally responsible for installation of these placements. We do not track detail time records devoted to the installation of gaming machines versus on-going maintenance of such machines because such an analysis would not yield sufficient business value given the cost to obtain the information.

Any gaming machine installation and all participation placements are performed by our technicians assigned to our distribution department, whose duties include working with our customers and performing routine maintenance on participation gaming machines owned by us that are located at our customers’ casinos. In addition, our technician workforce while on-site at customers’ casinos, initiate sales of replacement parts and game and theme conversions to our customers for WMS gaming machines previously sold and for general maintenance on gaming machines owned by our customers. As such, we include all labor costs related to our distribution department and technician workforce in selling and administrative expense.

The depreciation associated with our gaming operations machines is not included as a component of cost of gaming operations, but is included in the depreciation and amortization line item on our consolidated statements of operations. For fiscal years 2005, 2004, and 2003 the amount of depreciation associated with our gaming operations machines was $32.2 million, $19.7 million, and $21.5 million, respectively. Beginning with our Form 10-Q for the fiscal quarter ended March 31, 2006 and in all future filings, we will modify our consolidated statements of operations for all periods presented to parenthetically include in the cost of gaming operations line item the amount of depreciation expense which is excluded from our cost of gaming operations, but which is included in our separate depreciation and amortization line item. We will also present a similar parenthetical disclosure for our cost of product sales, which excluded depreciation expense of $2.1 million, $1.9 million, and $1.4 million for fiscal years 2005, 2004, and 2003, respectively.

SEC Staff Comment on Financial Statements - Statements of Cash Flows, page F-7

3.
You disclosed that you generate revenue from gaming operations machines through various lease arrangements and through subsequent sales of these used machines. For each period presented, please tell us what percentage of revenue is generated from leasing these machines and what percentage is related to subsequent sales of these machines. Given the fact that you have included the additions to gaming operations machines within investing activities, please address the appropriateness of including the proceeds from the sales of used machines within operating activities, rather than in investing activities. Please refer to paragraphs 24 and 87 of SFAS 95.

WMS Response:

As noted in our Form 10-K, page F-8:

We market our gaming machines in two principal ways. First, for product sales we sell new and used gaming machines, VLTs, conversion kits, parts, and equipment manufactured under original equipment manufacturing agreements to casinos and other gaming machine operators. Second, we license our games to third parties for distribution and we lease gaming machines and VLTs to casinos and other licensed gaming machine operators for payments based upon (1) a percentage of the net win of the gaming machines, (2) fixed daily fees or (3) in the case of gaming machines on a WAP system, a percentage of the amount wagered… We refer to games leased under any of these arrangements as “participation games” and when combined with royalties we receive under license agreements with third parties to distribute our games and VLTs and other lease revenues, we refer to this business as our “gaming operations.”

Our gaming operations revenues, therefore, include only revenues derived from leasing participation games, royalties we receive under license agreements with third parties to distribute our games and VLTs and other lease revenues. All revenues from the sale of used gaming machines are included in product sales revenues on our statement of operations. As disclosed on page 48 of our Form 10-K, sales of used games are grouped in a category titled “parts, used games, conversions and OEM revenue.” However, sales of used games are not significant in relation to total revenues or operating income as discussed below.

The following table sets forth participation revenue and revenue from the sales of used gaming machines:

	Fiscal Year Ended June 30,
	2005	2004	2003
	(dollar amounts in millions)
Participation revenue*	$87.7	$64.3	$78.8
Percent of total revenue	22.6%	27.9%	44.1%

Sales of used games **	$8.8	$7.6	$6.8
Percent of total revenue	2.3%	3.3%	3.8%

* Fiscal 2005 and 2004 disclosed in our Form 10-K, page 48.  Fiscal 2003 disclosed in our Form 10-K, page 51.
** Information not previously disclosed separately in SEC filings. Included in Product sales revenues in our Statement of Operations.

As stated on page 13 of our Form 10-K under the sub-heading Parts Sales, Game Conversions, OEM and Used Games, “we also sell used games that are acquired on a trade-in basis or that were previously placed on a participation basis.”

We do not internally track sales of used games derived from trade-ins separately from sales of used games related to those previously placed on a participation basis, due to the relative immateriality of the sales of used games compared to total revenues (as demonstrated in the above table) and because such statistics would not yield sufficient business value given the cost to obtain the information.

As disclosed on page F-28 in our Form 10-K (under the heading “Gaming operations machines transferred to inventory” in Note 15), the net book value of participation machines transferred back into inventory was $2.3 million, $0.2 million, and $2.3 million, or 0.6%, 0.0%, and 1.3% of total revenues for fiscal years 2005, 2004, and 2003, respectively. These gaming operations machines were transferred back to inventory and, in most cases, subsequently sold as used games. We believe the majority of our sales of used games are derived from gaming machines traded-in by customers in conjunction with the purchase of a new gaming machine, rather than sales of used games that were previously placed on a participation basis. Used game sales have a significantly lower gross margin compared to new game sales and their impact on operating income is clearly immaterial.

Paragraphs 24 and 87 of SFAS 95 indicate the acquisition and subsequent sale of assets should be considered operating activities. Further, paragraph 87 of SFAS 95 states:

Notwithstanding the desirability of reasonably clear and precise definitions of the three categories of cash flows, the Board recognizes that the most appropriate classification of items will not always be clear. In those circumstances, the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item.

Because we believe a majority of our sales of used games is derived from customer trade-ins, rather than the subsequent sales of participation gaming machines, we have included the sale of all used games in operating activities in the consolidated statements of cash flows.

4.
You disclosed on page F-8 that during fiscal 2005 you reclassified your investments and advances in other assets relating to technology and brand license agreements and costs paid to third parties for patents and trademarks from operating activities to investing activities. We note that this disclosure is provided under your Note 2 - Principal Accounting Policies - Consolidation and that your current disclosure lacks an explanation of why this reclassification was necessary. Based on your limited disclosures, it appears to us that in prior periods you may have inappropriately classified your investments and advances in other assets related to technology and brand license agreements and cost paid to third parties for patents and trademark and thus these reclassifications may be the result of a correction of an error in previously issued financial statements. We also note that this restatement is quantitatively material to your investment and operating cash flows for the prior periods presented. Please tell us how your financial statements comply with the disclosure requirements of paragraphs 36 and 37 of APB 20 and why you have not labeled your Consolidated Statements of Cash Flows as restated. Please also ask your auditors to address why they did not provide an explanatory paragraph in their Report of Independent Registered Public Accounting Firm.

WMS Response:

Over the past three years, the nature and level of our investment and advances in other assets relating to technology and brand license agreements and costs paid to third parties for patents and trademarks has changed. Through fiscal 2003, a majority of these investments pertained to licensing brand names and artistic rights that we use to create game “themes.” Our total potential commitment for such items as of June 30, 2003 was $29.6 million, as disclosed on page F-20 of our Form 10-K for the year ended June 30, 2003. Beginning in fiscal 2004 and continuing through fiscal 2005, we began acquiring and entering into long-term agreements for technology, intellectual property licenses, patents and trademarks. These are used as investments in the development of revenue streams from the sale of new gaming machines to customers and gaming operations revenues related to gaming machines owned by us and placed at customers’ sites on a participation basis. Our total potential commitment for such items as of June 30, 2005 was $116.0 million, as disclosed on page F-26 of our Form 10-K for the year ended June 30, 2005. As a result of our current business strategy, we expect this trend to continue into the foreseeable future.

Paragraph 87 of SFAS 95 recognizes that the most appropriate classification of items on the statement of cash flows will not always be clear. Further, paragraph 87 indicates that the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item. Since the productive assets classified as investments and advances in other assets that were acquired during 2004 and 2003 related to game themes used in generating revenues from product sales and the placement of our gaming operations machines, we believed it was appropriate to classify such payments as operating activities.

However, due to the changes during 2004 and 2005 in the nature of our investment and advances in other assets relating to technology and intellectual property license agreements and costs paid to third parties for patents and trademarks, as well as the increase in the significance of such investments currently and expected in the future, we reconsidered the classification of such items in the consolidated statements of cash flows. We also noted other registrants in our industry that report similar expenditures as investing activities in the statement of cash flows. After considering the guidance in paragraph 17(c) of SFAS 95 and practice in our industry, we believed the most appropriate classification of these expenditures during 2005 was to report these cash flows as investing activities in our consolidated statements of cash flows. In order to enhance comparability to prior periods, we reclassified additions to investments and advances in other assets during 2004 and 2003 from operating activities to investing activities within our consolidated statements of cash flows.

The reclassification was made in the consolidated statements of cash flows for all periods presented. In addition, the footnotes to the consolidated financial statements include prominent disclosure that describes how the accounting for these transactions was historically reflected in the consolidated statements of cash flows with associated amounts. We believe the changes described above and the reclassification made to prior year amounts in our consolidated statements of cash flows is not an error, as defined in paragraph 13 of APB 20:

Errors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared.

As a result, we respectfully believe the disclosure requirements of paragraphs 36 and 37 of APB 20 are not applicable. Instead, we believe the reclassification presented in our consolidated statements of cash flows and related footnote disclosure satisfies the provisions of ARB 43, Ch. 2A, which states:

If, because of reclassifications or for other reasons, changes have occurred in the manner of or basis for presenting corresponding items for two or more periods, information should be furnished which will explain the change. This procedure is in conformity with the well recognized principle that any change in practice which affects comparability should be disclosed.

Classifications in the current financial statements may be different from classifications in the prior year’s financial statements. Although changes in classification are usually not of sufficient importance to necessitate disclosure, material changes in classification should be indicated and explained in the financial statements or notes as provided by ARB 43, Ch. 2A. We respectfully request the staff to consider the prominent disclosures we have made in the footnotes on page F-8. These changes and material reclassifications made in previously issued financial statements to enhance comparability with current financial statements would not need to be referred to in the independent auditor’s report.

Also note that our auditors have reviewed our responses contained in this letter.

SEC Staff Comment on Notes to Financial Statements - Note 2: Principal Accounting Policies, Revenue Recognition, page F-11

5.
You indicate on page 13 that you sell used games that are acquired on a trade-in basis. Clarify whether you offer specified-price trade-in arrangements on gaming equipment sales that give your customers the right to trade in that equipment toward the purchase of new equipment at some point in the future. If so, please address the accounting guidance set forth in EITF 00-24: Revenue Recognition: Sales Arrangements That Include Specified-Price Trade-in Rights.

WMS Response:

We do not offer specified-price trade-in arrangements on gaming machine sales that give our customers the right to trade in that equipment toward the purchase of new equipment at some point in the future. As a result, EITF 00-24 is not applicable.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

SEC Staff Comment Applicable to Overall Filing - Financial Statements - Income Statements, page 3

6.
You disclosed on page 26 that your leased facility in Gulfport was damaged from Hurricanes Katrina and Rita. You further disclosed that you are assessing the usability of the inventory and participation gaming machines damaged in your Gulfport facility. Please tell us and, if material, revise your disclosures to clarify the amount recorded or anticipated to be recorded to write down your inventory and participation gaming machines to the fair market value and any impairment charges recorded or anticipated to be recorded on your plant, property, and equipment.

WMS Response:

We have completed the review of our leased facility and leasehold improvements at our Gulfport facility that were affected by Hurricane Katrina. Our Gulfport facility had roof damage and, due to the Hurricane, our facility was shut down for approximately three months. We have subsequently repaired our facility and originally recorded a $0.2 million receivable from our insurance carrier after the deductible since we believe the repairs pertain to items that are specifically and clearly covered by the provisions of our property insurance policy. We have since received an initial payment of $82,000 from the insurance company, which we have applied against the receivable, and are awaiting subsequent payments as the claim is processed.

We have completed the review of our inventory and participation gaming machines that were damaged by Hurricanes Katrina and Rita. We classified from our gaming operations equipment balance those items that were damaged and not saleable and/or repairable, and recorded the balance of $0.9 million as other assets (noncurrent). We are working with both our customers and our insurer to recover these amounts under various property insurance policies. We believe the damage is specifically and clearly covered by the provisions of our customers’ and our property insurance policies.

As a result, no write-down or impairment charges were required for our property, plant, equipment, inventory and participation gaming machines that were affected by Hurricanes Katrina and Rita and none are anticipated. The only expense recorded was for our property insurance deductible, since we believe the damages are specifically and clearly covered by the provisions of our property insurance policy.

As noted on page 26 of our Form 10-Q, “we did not record and will not record any business interruption recovery until we have an agreement with the claims adjustor as to the amount of the recovery.” We expect to file the final property and business interruption claims during our third quarter. We will keep updating our disclosures in future SEC filings as appropriate.

* * * *

As specifically requested by the Commission, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments regarding the above information, please contact either Scott Schweinfurth (direct telephone 847-785-3760, direct fax number 847-785-3790), or John McNicholas (direct telephone 847-785-3182, direct fax number 847-785-3782).

Sincerely,

Scott D. Schweinfurth	John P. McNicholas, Jr.
Executive Vice President,	Chief Accounting Officer
Chief Financial Officer and Treasurer